May 25, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christie Wong

Dan Gordon

Re:Oak Street Health, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-39427

Ladies and Gentlemen:

This letter is in response to your comment letter, dated May 12, 2022, to Oak Street Health, Inc. (the “Company”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.

1.

We have reviewed your response to our comment. Please provide more details for the differences between Platform Contribution and Patient Contribution. For example, tell us why you are excluding cost of care expenses from Platform Contribution and not excluding for Patient Contribution. In addition, tell us why you use total revenues for one measure and capitated revenues for the other measure.

Response: The Company respectfully acknowledges the Staff’s comment. There are two important profitability lenses that the Company wants its investors to understand as this is how the Company evaluates its financial performance. First, patient contribution-

•

We define patient contribution as capitated revenue less third- party medical claims expense. Patient contribution is intended to isolate the profitability of the Company’s capitation arrangements with our health plan payers and/or the Center for Medicare & Medicaid Services (“CMS”) for which the Company provides and manages healthcare services for its at-risk patients.

•

The Company’s capitation arrangements drive a significant portion of its patient-level economics. Approximately 98% of the Company’s total annual revenues is associated with capitation arrangements with its health plan payers and/or CMS.

•	Other revenue consists mainly of fee-for-service and care coordination revenues, which do not result in corresponding third-party medical claims expenses.
•

Additionally, management uses patient contribution to help manage its business, including providing care to its patients, investing in marketing to attract new patients to the Oak Street Platform, and supporting the organization through its central corporate infrastructure. Thus, cost of care, excluding depreciation and amortization, is excluded from this measure but included in platform contribution, as further discussed below.

Second, platform contribution-

•

We define platform contribution as total revenues less third-party medical claims expense and cost of care, excluding depreciation and amortization. Platform contribution is intended to demonstrate the overall profit margin of the Company’s centers.

•

Total revenues are considered within this measure as there is other, ancillary revenue that the Company’s centers generate such as fee-for-service and care coordination revenues, unrelated to its at-risk or capitated revenue but are part of the overall profitability of its center-level operations. The Company services patients under Medicare Advantage as well as other patients under Medicare. While less significant than capitated revenue, it is appropriate to include all revenues generated at a center when measuring the profitability of a center.

•

Cost of care, excluding depreciation and amortization are direct expenses being incurred to manage the Company’s total patient base, and these costs are appropriately included in the platform contribution measure.

2.

Tell us your consideration in reconciling these measures to gross profit instead of loss from operations. Platform and Patient Contribution seem more closely related to gross profit instead of loss from operations. We do understand that gross profit is not a measure included on your income statement, but we do not believe this prevents you from reconciling to gross profit.

Response: In response to the Staff’s comment, the Company will revise its future filings with the SEC, beginning with its Form 10-Q for the second quarter of 2022, to reconcile these measures to gross profit as this is the closest related GAAP measure. For illustrative purposes, the Company will include the following reconciliations in future quarters:

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at tim.cook@oakstreethealth.com.

Sincerely,

/s/ Timothy Cook

Timothy Cook

Chief Financial Officer

Oak Street Health, Inc.

cc: Mike Pykosz